Exhibit 16.1

June 17, 2026

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Donegal Group, Inc. (the Company) and, under the date of March 6, 2026, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2025 and 2024 and the effectiveness of internal control over financial reporting as of December 31, 2025. On June 11, 2026 we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 17, 2026, and we agree with such statements except that we are not in a position to agree or disagree with Company’s statement that the change was approved by the Audit Committee or with the statements included in Item 4.01(b).

Very truly yours,

(signed) KPMG LLP